UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

BAZI INTERNATIONAL, INC.
(Exact Name of Registrant as Specified in its Charter)

000-50875
(Commission File Number)

Nevada	84-1575085
(State of Incorporation)	(I.R.S. Employer Identification No.)

18552 MacArthur Boulevard, Ste. 325
Irvine, California 92612
(Address of Principal Executive Offices)

(949) 281-2605
(Registrant’s Telephone Number)

BAZI INTERNATIONAL, INC.
18552 MacArthur Boulevard
Irvine, California 92612

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1
PROMULGATED THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
September 19, 2012

NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN
CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING
SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Information Statement is being mailed on or about September 19, 2012 to holders of record on September 19, 2012 (the “Record Date”) of shares of common stock, par value $.001 per share (“Common Stock”), of Bazi International, Inc. (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-l promulgated thereunder, in connection with the Agreement and Plan of Merger (the “Merger Agreement”) among the Company, Bazi Acquisition Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), GT Beverage Company, Inc., a Delaware corporation (“GT”), and MKM Capital Advisors, LLC, a Delaware limited liability company, as Holder Representative, pursuant to which Merger Sub will merge with and into GT with GT continuing as the surviving corporation and becoming a wholly-owned subsidiary of the Company (the “Merger”).

Please read this Information Statement carefully.  It describes the series of events pursuant to which certain members of the Company’s board of directors (the “Board”) will resign from the Board, the number of Board members will be decreased, and five directors will be elected to fill the resulting vacancies on the Board.  This Information Statement also describes the terms the Merger Agreement and the transactions contemplated thereby (the “Transactions”) and contains certain biographical and other information concerning the executive officers, directors, and proposed directors of the Company.  Additional information about the Company and the Transactions are contained in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 12, 2012 (the “June 12 8-K”).  The June 12 8-K may be inspected without charge at the public reference section of the SEC at 100 F. Street, N.E., Room 1580, Washington, DC 20549.  Copies of this material may also be obtained from the SEC at prescribed rates.  The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC.  Copies of the June 12 8-K may be obtained from the Company’s website at http://drinkbazi.com and the SEC’s website at http://www.sec.gov.

CHANGE IN CONTROL TRANSACTION

Pursuant to the terms and conditions of the Merger Agreement, at the effective time under the Merger Agreement, each holder of shares of GT common stock, par value $0.001 per share (“GT Common Stock”), will have the right to receive shares of the Company’s newly-created Series A Convertible Preferred Stock, par value $0.001 per share (“Company Preferred Stock”), which shares of Company Preferred Stock will be convertible into, and represent on an as-converted basis, approximately 95.5% of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (“Company Common Stock”), as of the closing of the Merger, with the remaining 4.5% retained by holders of Company Common Stock existing immediately prior to such effective time.

Following the execution of the Merger Agreement, AJ Robbins resigned from the Board, effective June 26, 2012, and Dave Marcheschi resigned from the Board effective June 28, 2012.  Effective upon the consummation of the merger (the “Appointment Date”), it is anticipated that Daniel W. Rumsey will resign as a director and the chairman of the Board, and Deborah K. Wildrick, Kevin Sherman, Anthony DiGiandomenico, and Milton Makris will each resign from the Board.  Prior to the resignation of such Board members, it is anticipated that Timothy Lane will be appointed chairman of the Board and a director, and that Carl Wistreich, Lou Imbrogno, Lance Leonard, and Joseph D. Kowal (collectively the “Incoming Directors”) will be appointed directors of the Company.  Following the appointment of the Incoming Directors to the Board, the Board will, pursuant to a resolution of the Board, decrease the number of members of the board from seven to five.  A shareholder vote is not required and will not be taken with respect to the appointment of the Incoming Directors.  You are not required to take any action with respect to the appointment of the Incoming Directors.

The forgoing description does not purport to be complete and is qualified in its entirety by the terms of the Merger Agreement filed as an exhibit to the Company’s June 12 8-K.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Shares Outstanding

As of September 19, 2012, the Company had 119,233,469 shares of Common Stock outstanding, being the Company’s only class of voting securities that would be entitled to vote for directors at a shareholders meeting if one were to be held, with each share entitled to one vote.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the ownership of our common stock as of September 19, 2012, by (i) each person (including any “group” as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) who is known by us to own of record or beneficially more than 5% of our common stock, and (ii) each of our directors and officers, and (iii) all executive officers and directors of the Company as a group.  In compiling this table, we have relied on the records of our transfer agent, public filings and other information available to us.  We believe this information is reliable. However, these holdings are subject to change.  Unless otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the shares of common stock, and shareholdings include shares held by family members.  The addresses of the individuals listed below are in the Company’s care at 18552 MacArthur Boulevard, Suite 325, Irvine, California 92612, unless otherwise noted.

Name and Address	Number of Shares (1)		Percent of Class (2)
Daniel Rumsey	3,455,499	(3)	2.9%
Chairman

Kevin Sherman	5,795,934	(4)	4.9%
President and Director

Deborah K. Wildrick	7,489,045	(5)	6.3%
Chief Executive Officer and Director

Anthony DiGiandomenico	1,625,908	(6)	1.4%
Director

Milton Makris	1,170,832	(7)	1.0%
Director

Total beneficial ownership of directors and officers:	19,537,218		16.2%

Sanford D. Greenberg	9,469,406	(8)	7.9%
816 Acoma Unit #915
Denver, CO 80204

Max Communications, Inc.	8,707,951	(9)	7.2%
51 Lord’s Hwy East
Weston, CT 06883

(1)
All entries exclude beneficial ownership of shares issuable pursuant to options that have not vested or that are not otherwise exercisable as of the date hereof or which will not become vested or exercisable within 60 days of September 19, 2012..

(2)
Percentages are rounded to nearest one-tenth of one percent.  Percentages are based on 119,233,469shares of common stock outstanding.  Options that are presently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

(3)	Comprised of 2,888,832 shares held of record and 566,667 shares issuable pursuant to options which are presently exercisable or which become exercisable within 60 days of September 19, 2012.

(4)
Comprised of 5,552,236 shares held of record and 243,698 shares issuable pursuant to options which are presently exercisable or which become exercisable within 60 days of September 19, 2012.  Does not include options exercisable for 306,302 shares of common stock which remain subject to vesting conditions.

(5)
Comprised of 6,618,920 shares held of record and 750,385 shares held indirectly by spouse and 119,740 shares issuable pursuant to options which are presently exercisable or which become exercisable within 60 days of September 19, 2012. Does not include options exercisable for 430,260 shares of common stock, which remain subject to vesting conditions.

(6)	Comprised of 1,368,132 shares held of record and 257,776 shares pursuant to options which are presently exercisable or which become exercisable within 60 days of September 19, 2012.

(7)	Comprised of 1,101,332 shares held of record and 69,500 shares issuable pursuant to options which are presently exercisable or which become exercisable within 60 days of September 19, 2012.
(8)	Comprised of 9,469,406 shares held of record either directly or as custodian for a minor child.
(9)
Comprised of 4,500,000 shares held of record by Max Communications, Inc., and 3,006,252 shares and 368,366 shares issuable pursuant to warrants exercisable through January 3, 2016 at a purchase price of $0.30, 333,333 shares issuable pursuant to warrants exercisable through January 27, 2016 at a purchase price of $0.30 and 500,000 shares issuable pursuant to warrants exercisable through June 21, 2014 at a purchase price of $0.25 held by Richard Molinsky, its President and sole shareholder.

Beneficial ownership in the table above of our 5% or greater stockholders (that are not also affiliated with any of our directors or officers) is based on the beneficial ownership filings under Section 13 of the Securities Exchange Act of 1934, as amended, made by the relevant stockholders.

DIRECTORS AND NOMINATED DIRECTORS

The following tables set forth the directors of the Company, and their respective positions and ages.

Current Directors and Executive Officers

The following sets forth certain information regarding each of our directors and executive officers:

Name	Age	Position	Committee
Daniel W. Rumsey	51	Chairman	Nominating
Kevin Sherman	41	President, Director	—
Deborah K. Wildrick	53	Chief Executive Officer, Director	—
Milton Makris	58	Director	Compensation/Nominating
Anthony DiGiandomenico	45	Director	Audit/Compensation

Directors hold office until the next annual meeting of stockholders following their election unless they resign or are removed as provided in the bylaws.  Our officers serve at the discretion of our Board of Directors.

The following is a summary of our directors’ and executive officers’ business experience.

 Management

Kevin Sherman, President and Director.  Mr. Sherman joined the Company in June 2009 as Vice President of Strategy and Network Development, and on July 5, 2010 was appointed Chief Executive Officer and President In March 2010, Mr. Sherman was appointed to the Company’s Board of Directors. On June 22, 2011, Mr. Sherman resigned as Chief Executive Officer but still remains as the Company’s President and a member of the Board of Directors.  Prior to joining the Company in June 2009, Mr. Sherman served as the Senior Manager of Network Development from May 2008 to May 2009 for Product Partners, LLC.  Prior to that Mr. Sherman served as the chief operating officer of Hand & Associates from January 2008 to May 2008, and as the director of development and principal of Holy Innocents School from August 2007 to December 2007.  Mr. Sherman also served as the principal of Saints Peter and Paul School from January 2004 to August 2007.

Deborah K. Wildrick, Chief Executive Officer and Director.  Ms. Wildrick joined the Company as Executive Vice President in January 2011. On June 22, 2011, Ms. Wildrick was appointed Chief Executive Officer and on August 10, 2011 appointed to the Company’s Board of Directors. From July 2009 to December 2010, she was President of Growing Innovative Brands (Debbie Wildrick, LLC), a consulting firm specializing in channel strategy in the consumer packaged goods industry, which included consulting for the Company.  Prior to this, Ms. Wildrick  served as Senior Vice President of Sales and Marketing for Equa Water Corporation (July 2008 to September 2010), Vice President of Sales for FRS Healthy Energy (March 2007 to June 2008), and Senior Director for Vault and Proprietary Beverages at 7-Eleven, Inc. (April 2002 to March 2007).  Wildrick has served as an Executive Committee Chair of the Network of Executive Women from 2004 until present.  She is also a regular panelist, speaker and columnist.

Board of Directors

Daniel W. Rumsey, Chairman.  Mr. Rumsey is currently the Chairman of the Board of Directors.  Mr. Rumsey served as Interim Chief Executive Officer from June 2009 until July 2010.  He has served as a director of the Company since August 2007.  He is currently the Founder and President of SEC Connect, LLC (March 2007 – Present), Managing Partner of Disclosure Law Group (March 2009 – Present), and Chief Executive Officer and Chairman of the Board of Directors of Azzurra Holding Corporation, a public company that emerged from Chapter 11 of the U.S.  Bankruptcy Code in June 2008.   From 2003 to March 2006, Mr. Rumsey held various other positions at P-Com, Inc.  (the predecessor to Azzurra Holding Corporation),  including Vice President, General Counsel and Secretary, Chief Financial Officer and Chief Executive Officer.

Anthony DiGiandomenico, Director.   Mr. DiGiandomenico was appointed as a director on May 25, 2004, and serves on the Company’s Audit and Corporate Governance & Nominating Committees.  Mr. DiGiandomenico co-founded MDB Capital Group LLC, a NASD member broker-dealer, in 1997 and serves as a managing director of the firm.  He currently serves on the Board of Directors of Orion Acquisition Corp. II, a corporation which files reports pursuant to the Securities Exchange Act of 1934, which was formed in 1995 to acquire an operating business by purchase, merger or otherwise.

Milton Makris, Director.  Mr. Makris was appointed as a director on March 5, 2010 and serves on the Company’s Compensation and Corporate Governance & Nominating Committees.  He brings over 30 years of technical, business and entrepreneurial experience to the Company, including executive management experience with BZinc, Amber Ready, Inc., Marathon Staffing, Motorola, Lucent, Cabletron Systems, Digital Equipment Corporation as well as several start-ups.  He served as the Chief Operating Officer of Amber Ready, Inc.  from September 2009 to December 2009, and has been a member of its Board of Directors since January 2009.  Between June 2001 and March 2009, Mr. Makris was the Director of Engineering for Motorola Inc.  Mr. Makris is also involved in a consulting, advisory, and business development role to several small companies.

Deborah K. Wildrick, Chief Executive Officer and Director.  See above.

Kevin Sherman, President and Director.  See above.

Incoming Directors

The following sets forth certain information regarding each of the Incoming Directors:

Name	Age	Position
Timothy Lane	64	Chairman
Carl Wistreich	45	Director
Louis Imbrogno	67	Director
Lance Leonard	47	Director

Timothy Lane, Chairman.  Mr. Lane is well known for his accomplishments as chief executive officer of PepsiCo Restaurants International for Asia and the Middle East (KFC, Pizza Hut and Taco Bell), including directing KFC’s introduction into China where it holds the lead market position.  At PepsiCo, Mr. Lane guided the company from 250 stores generating losses to a 2,500-store network generating $2.5 billion in revenue and over $200 million in profits within six years.  He began his tenure at PepsiCo in 1981 as Director of Business Planning, quickly rising through the ranks to become president of KFC International, Asia by 1989 and chief executive officer of the company’s restaurants in Asia and the Middle East by 1994.  Mr. Lane is also Co-Founder of The Afghanistan Reconstruction Company, LLC.  In this capacity, he established the first privately owned bank in Afghanistan in partnership with Asian Development Bank and ING.  In Afghanistan, he was also responsible for: rebuilding a significant portion of the Kabul-Kandahar road for USAID; successfully completing the new US Embassy complex in Kabul; and forming a successful partnership to build, own and operate the first 4-star hotel in the region, Hyatt Regency Kabul.  Mr. Lane served as CEO and president of Holiday Inn Worldwide, a hotel group and division of Bass PLC consisting of 2,300 hotels generating $8 billion in revenue.  He began his career as a management consultant for Touche, Ross and Company before joining Masonite Corporation, where he served as general manager of its West Coast fabricating division.  He also served as assistant to the chairman at Consolidated Packaging Company.  Mr. Lane is presently managing director for Everest Advisors, a venture capital advisory firm.  Mr. Lane received a Bachelor of Science in accounting from the University of Dayton and an MBA from the University of Chicago.

Carl Wistreich, Director.  Mr. Wistreich, an entrepreneur, was previously the owner and chief executive of L&B Truck Services Inc., a truck dealership group providing truck service, sales and parts throughout New England.  Prior to purchasing the company, Mr. Wistreich was a Senior Vice President at C&S Wholesale Grocers, Inc., the largest distributor of food and related products to grocery stores in the U.S. with approximately $20 billion in sales.  During his career with C&S, Mr. Wistreich played key roles in the acquisition of several substantial companies and the negotiation of major supply agreements with retailers aggregating over $15 billion in revenue, including the acquisition of Fleming Companies and Grand Union.  In his various executive capacities at C&S, Mr. Wistreich oversaw the sales and customer relations functions, held P&L and oversight responsibility for divisions generating over $3 billion in revenue with 2,000 employees, acted as general counsel, and oversaw the human resources department.  Prior to C&S, Mr. Wistreich was a corporate attorney with Skadden, Arps, Slate, Meagher & Flom, a major international law firm.  While at Skadden Arps, he represented various corporate clients in a wide variety of transactions, including mergers and acquisitions, asset purchases and sales, stock transactions, tender offers, spin-offs, corporate refinancings/restructurings, equity and debt offerings, SEC disclosure, and the implementation of employee stock ownership plans.  Mr. Wistreich holds a J.D. degree from New York Law School, graduating magna cum laude, and a B.A. from Colgate University.

Louis Imbrogno, Director.  Mr. Imbrogno was Senior Vice President of Worldwide Technical Operations for PepsiCo North America and PepsiCo Beverages International and was responsible for Pepsi-Cola’s worldwide beverage quality, concentrate operations, research and development and contract manufacturing.  In this global role, Mr. Imbrogno reported directly to the heads of Pepsi-Cola North America and PepsiCo Beverages International.  Mr. Imbrogno oversaw the companies’ worldwide concentrate manufacturing operations, which supply PepsiCo’s bottlers with concentrate for making beverages.  He was also responsible for the research and development organization, which drives innovation within Pepsi’s beverage portfolio and ensures product quality from raw materials to finished beverage.  In 40 years with PepsiCo, he served in a variety of field operating assignments and staff positions.  A native of New York, Mr. Imbrogno graduated from Westchester Community College and received a degree from the Wharton Executive program.

Lance Leonard, Director.  Mr. Leonard has 22 years of consumer product experience.  He began his career in 1990 with M&M/Mars working in the confection division holding a series of sales and management roles within the US.  In 2000, he joined Nestle where he managed both national account teams and division sales for the western US.  In 2009, he was appointed Director of Global Customers at Nestle Waters where he helped develop their go-to-market strategies in emerging markets.  He has extensive expertise in the industry, including organizational design.  A native of California, Mr. Leonard received his Bachelor’s degree from California State University, Fresno.

DIRECTORS’ MEETINGS AND COMMITTEES

Board Committees

The standing committees of the Board of Directors are comprised of the Audit Committee, Compensation Committee and the Corporate Governance & Nominating Committee.

The Audit Committee is comprised of Mr. DiGiandomenico and oversees our financial reporting processes, including (i) reviewing with management and the outside auditors the audited financial statements included in our Annual Report, (ii) reviewing with the outside auditors the interim financial results included in our quarterly reports filed with the SEC, (iii) discussing with management and the outside auditors the quality and adequacy of internal controls, and (iv) reviewing the independence of the outside auditors.  During 2011, the Audit Committee met four times telephonically.

During the fiscal year ended December 31, 2011, the Company’s Compensation Committee was comprised of Messrs. DiGiandomenico and Makris.  At the direction of the full Board, the Compensation Committee reviews and makes recommendations with respect to compensation of the Company’s directors, executive officers and senior management.  No member of the Compensation Committee at any time during the last fiscal year, or prior to the last fiscal year, was an officer or employee of the Company.  Additionally, no member of the Compensation Committee had any relationship with the Company that would be required to be disclosed as a related person transaction except as set forth herein.  During the fiscal year ended December 31, 2011, none of our executive officers or employees except Deborah Wildrick, Kevin Sherman and Daniel Rumsey participated in deliberations of our Board concerning executive officer compensation.  The Compensation committee reviews and approves the goals, compensation level, perquisites and other benefits for the executive officers of the Company.

The Corporate Governance & Nominating Committee is comprised of Messrs. Rumsey and Makris.  At the direction of the full Board, the Committee reviews and investigates qualified nominees for election to the Board when vacancies occur and makes recommendations with respect to the nomination of directors.  The Committee met once during 2011.

The Corporate Governance & Nominating Committee strives to identify and attract director nominees with a variety of experience who have the business background and personal integrity to represent the interests of all shareholders.  Although the Board has not established any specific minimum qualifications that must be met by a director nominee, factors considered in evaluating potential candidates include educational achievement, managerial experience, business acumen, financial sophistication, direct selling industry expertise and strategic planning and policy-making skills.  Depending upon the current needs of the Board, some factors may be weighed more or less heavily than others in the Board’s deliberations.  The Board evaluates the suitability of a potential director nominee on the basis of written information concerning the candidate, discussions with persons familiar with the background and character of the candidate and personal interviews with the candidate.  The Corporate Governance & Nominating Committee also assists the Board in developing and monitoring the Company’s corporate governance guidelines.

                Attendance at Meetings

The Board held three meetings during 2011.  Various matters were also approved by the unanimous written consent of the directors during the last fiscal year.  Each director attended at least 85% of the aggregate of (i) the total number of meetings of the Board and (ii) the total number of meetings held by all committees of the Board on which such director served.  We have no formal policy with respect to the attendance of Board members at annual meetings of shareholders but encourage all incumbent directors and director nominees to attend each annual meeting of shareholders.

    Board Charters

The Board has adopted a charter with respect to its governance, which includes consideration of director nominees.  Additionally, the Compensation, Audit and Corporate Governance & Nominating Committees have adopted Charters with respect to their governance and operation.  Copies of the Charters are filed as Exhibits with Form 10-K on March 31, 2011 and may be obtained from the SEC’s website at http://www.sec.gov.

Board Independence

Our securities are not currently listed on a national securities exchange or on any inter-dealer quotation system which has a requirement that directors be independent.  We evaluate independence by the standards for director independence established by applicable laws, rules, and listing standards, including, without limitation, the standards for independent directors established by the New York Stock Exchange, Inc., the Nasdaq National Market, and the SEC.

 Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director’s immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director’s immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director’s immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director’s immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company’s consolidated gross revenues.

 The Board has determined that all of its members, other than Messrs. Rumsey and Sherman, and Ms. Wildrick, who serve as the Company’s Chairman, President, and Chief Executive Officer, respectively, are independent.  In addition, each of the Incoming Directors, other than Lance Leonard, who shall replace Ms. Wildrick as Chief Executive Officer upon closing of the Merger, will be considered independent.

COMPENSATION OF EXECUTIVE OFFICERS EXECUTIVE COMPENSATION

The following table sets forth information with respect to compensation earned by the Company’s Chief Executive Officer, and the Company’s two most highly compensated executive officers other than its Chief Executive Officer, who were serving as executive officers as of December 31, 2011.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compen- sation ($)	Total ($)
Daniel W. Rumsey, Chairman, Director (2)	2011	—	—	7,500	—	—	—	7,000	14,500
	2010	—	—	—	28,732	—	—	70,000	98,732
Kevin Sherman, President and Director (3)	2011	58,022	—	25,820	—	—	—	—	83,842
	2010	139,098	—	—	90,428	—	—	—	229,526
Deborah Wildrick, Chief Executive Officer and Director (4)	2011	59,996	—	28,020	85,287	—	—	—	173,303
	2010	—	—	—	—	—	—	—	—

(1)
The Company uses a Black-Scholes option-pricing model (Black-Scholes model) to estimate the fair value of the stock option grant.  The use of a valuation model requires the company to make certain assumptions with respect to selected model inputs.  Expected volatility was calculated based on the historical volatility of the company’s stock price.  In the future the average expected life will be based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior.  Currently it is based on the simplified approach provided by SAB 107.  The risk-free interest rate is based on U.S.  Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of the grant.  The following were the factors used in the Black Sholes model to calculate the compensation expense:

For the year ended December 31, 2011
Stock price volatility	123.6-209.9%
Risk-free rate of return	0.15 – 2.02%
Annual dividend yield	0
Expected life	.50 to 5 Years

(2)	Mr. Rumsey currently serves as the Company’s Chairman of the Board of Directors, and received $2,000 per month from March 2010 to March 2011 and $1,000 for April 2011.
(3)
Mr. Sherman was appointed Vice President of the Company on June 1, 2009, and Chief Executive Officer and President on February 1, 2010. On June 22, 2011, Mr. Sherman resigned as Chief Executive Officer.

(4)	Ms. Wildrick was appointed Vice President on January 1, 2011 and on June 22, 2011 was appointed Chief Executive Officer.

Grants of Plan-Based Awards

In 2011, we issued the options listed below.  There were no stock options exercised in 2011.

Name	Grant Date (1)	All Other Option Awards: Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($/ Sh) (1)
Deborah Wildrick, Chief Executive Officer and Director	1/1/2011	550,000	0.17

(1)	The Company uses the same date for the Grant Date and the Approval Date.
(2)	The award was granted under the Company’s 2003 Stock Incentive Plan.

        Employment Agreements

On June 1, 2009 the Company entered into a one-year employment agreement with Mr. Kevin C. Sherman when he joined the Company as Vice President of Strategy and Network Development.  On February 1, 2010, the Board of Directors appointed Mr. Sherman as the Company’s Executive Vice President, and appointed him to the Board on March 5, 2010.  On July 5, 2010, Mr. Sherman was appointed President and Chief Executive Officer.  Mr. Sherman is paid a base salary equal to $140,000 per year.  The Agreement is automatically extended for additional one year periods unless notice is provided to Mr. Sherman at least 90 days prior to expiration of the initial term.  Mr. Sherman's compensation as a result of his appointment as Chief Executive Officer was increased to $152,000 annually, effective July 5, 2010.  In addition, Mr. Sherman was granted an option to purchase 250,000 shares of common stock at an exercise price of $0.25 per share, 50% of which will vest ratably over a five year period, and 50% vest at such time as the Company achieves positive earnings before interest, taxes, amortization and depreciation. On June 22, 2011, Mr. Sherman resigned as Chief Executive Officer remaining as President of the Company; there were no changes to his employment agreement or compensation.  This agreement will terminate on the final closing date of the merger with GT Beverage Company, Inc.

Effective January 1, 2011, the Company entered into a one-year employment agreement with Ms. Deborah K. Wildrick as EVP of Sales and Marketing.  On June 22, 2011, the Board of Directors appointed Ms. Wildrick as the Company’s Chief Executive Officer, and appointed her to the Board on August 10, 2011.  Ms. Wildrick is paid a base salary equal to $175,000 per year.  The Agreement is automatically extended for additional one year periods unless notice is provided to Ms. Wildrick at least 90 days prior to expiration of the initial term.  In addition, Ms Wildrick was granted an option to purchase 275,000 shares of common stock at an exercise price of fair market value of such stock at the time of the grant.  The options will vest ratably over a four year period.  The Company will also grant to Ms Wildrick 275,000 shares of common stock based on certain achievement of revenue targets.  Ms Wildrick is also eligible for a sales incentive based on the amount of 35% of her base salary calculated using percentage of goals achieved.  This agreement will terminate on the final closing date of the merger with GT Beverage Company, Inc.

Outstanding Equity Awards as of December 31, 2011

Option Awards

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Daniel W. Rumsey, Chairman and Director	80,000	0	—	1.01	8/16/2012
	25,000	0	—	1.00	8/18/2013
	125,000	0	—	0.24	6/21/2014
	166,667	0	—	0.18	12/30/2014
	250.000	0	—	0.15	12/31/2014

Kevin Sherman, President and Director	64,110	35,890	—	0.40	6/7/2014
	44,726	55,274	—	0.18	3/7/2015
	46,575	203,425	—	0.25	7/4/2015
	17,397	82,603	—	0.19	8/9/2015

Deborah Wildrick, Chief Executive Officer and Director	68,562	481,438	—	0.17	12/31/2015

Stock Option Exercises and Stock Vested

There were no options exercised by the named executive officers during the year ended December 31, 2011.

Post-Employment Compensation, Pension Benefits, Nonqualified Deferred Compensation

There were no post-employment compensation, pension or nonqualified deferred compensation benefits earned by the executive officers during the year ended December 31, 2011.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
AJ Robbins	—	7,500	—	—	7,500
Anthony DiGiandomenico	—	7,742	—	—	7,742
Milton Makris (1)	—	7,500	—	—	7,500
David Marcheschi (2)	—	2,500	—	—	2,500

(1)	Mr. Makris was appointed to the Board of Directors on March 5, 2010.
(2)	Mr. Marcheschi was appointed to the Board of Directors on October 6, 2011.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Any stockholder may contact any of our directors directly by writing to them, by mail, at our principal executive offices, the address of which appears on page 1 hereof.

In addition, any shareholder may report to the Board any complaints regarding accounting, internal accounting controls or auditing matters.  Any shareholder who wishes to so contact the Board should send such complaints to the Chairman of the Audit Committee at our principal executive offices, the address of which appears on page 1 hereof.

Our Chief Executive Officer will review, summarize and, if appropriate, investigate the complaint and draft a response to the communication in a timely manner.  A member of the Audit Committee, or the Audit Committee as a whole, will then review the summary of the communication, the results of the investigation, if any, and the draft response.  The summary and response will be in the form of a memorandum, which will become part of the shareholders’ communications log that the Company maintains with respect to all shareholder communications.

Shareholders may also communicate complaints regarding the Company’s accounting, internal accounting controls or auditing practices by utilizing the anonymous telephone and/or Internet procedures described on the Company’s website at drinkbazi.com.

LEGAL PROCEEDINGS

To the best of the Company’s knowledge, there is no material proceeding to which any director, nominated director or executive officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of such director, nominated director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the “Exchange Act,” requires the Company’s directors, executive officers and beneficial owners of more than 10% of the Company’s common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  The Company believes that during the year ended December 31, 2011, each person who was an officer, director and beneficial owner of more than 10% of the Company’s common stock complied with all Section 16(a) filing requirements, except for one Form 4 for Anthony DiGiandomenico that covered two option grants during the year ended December 31, 2010 and one Form 5 for Anthony DiGiandomenico that covered two stock awards during the year ended December 31, 2011.

September 19, 2012